Exhibit 99.(a)(17)

FOR IMMEDIATE RELEASE

Contacts:	Media:	Investors:

	Chris Ward	Richard Tennant	Jeremy Jacobs / Ariel LeBoff
	iBasis, Inc.	iBasis, Inc.	Joele Frank, Wilkinson Brimmer Katcher
	781-505-7557	781-505-7409	212-355-4449
ir@ibasis.net

iBASIS FILES FEDERAL LAWSUIT AGAINST ROYAL KPN

iBasis Asserts KPN’s Offer Should Be Enjoined Because KPN Violated The Federal Securities
Laws and Misled The Market in Connection With Its Tender Offer and Schedule 13D Filings

BURLINGTON, MASS. – August 18, 2009 – iBasis, Inc. (NASDAQ: IBAS) today announced that it has filed a complaint in the United States District Court for the Southern District of New York against Royal KPN N.V. (AMS: KPN and OTC: KKPNY.PK) (“KPN”), other KPN entities and certain members of KPN’s management based on KPN’s violation of the federal securities laws.  In its complaint, iBasis seeks declaratory and injunctive relief to, among other things, stop KPN’s unsolicited tender offer to acquire all of the outstanding shares of iBasis common stock at the grossly inadequate price of $1.55 per share in cash.

iBasis asserts in its complaint, among other things, its view that KPN’s offer should be enjoined because KPN violated the federal securities laws and misled the market in connection with its tender offer.  In particular, KPN has disseminated false and misleading public filings that prevent iBasis’ stockholders from making an informed decision about whether to tender their shares.  Furthermore, KPN’s offer is the culmination of its fraudulent scheme to drive down the price of iBasis’ stock so that it can purchase the minority’s shareholdings while that market price is depressed and take iBasis private.  iBasis also asserts that KPN has misled the market and iBasis investors since at least 2007 by means of a false and misleading Schedule 13D kept on file with the U.S. Securities and Exchange Commission.

As previously announced, the Special Committee of the Board of Directors recommended, on behalf of iBasis, that iBasis’ stockholders reject KPN’s unsolicited tender offer to acquire all of the outstanding shares of iBasis common stock for $1.55 per share in cash and not tender their shares pursuant to the offer.  The Special Committee has unanimously determined that KPN’s offer is grossly inadequate, opportunistic and not in the best interests of iBasis’ minority stockholders.

Separately and as previously announced on August 3, 2009, iBasis filed a complaint in the Delaware Court of Chancery (the “Delaware Court”) alleging fraud and breach of KPN’s fiduciary duties to iBasis and its minority stockholders and seeking, among other things, declaratory and injunctive relief to stop KPN’s grossly inadequate tender offer.  On August 14, 2009 the Delaware Court rejected KPN’s effort to stay iBasis’ discovery in connection with the complaint.  The Delaware Court also rejected KPN’s request that the Delaware Court hear on an expedited basis only KPN’s legal arguments with respect to the stockholder rights plan implemented by the iBasis Board of Directors to protect the interests of iBasis’ stockholders.  Instead, the Delaware Court ruled that, after discovery for both sides, it will hold a hearing on October 8 and 9, 2009 on the issues both iBasis and KPN have before the Delaware Court, including iBasis’ application to stop KPN’s tender offer.

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Jefferies & Company, Inc. is serving as independent financial advisor and Gibson, Dunn & Crutcher LLP is serving as independent legal counsel to the Special Committee.

Stockholders with questions about the Special Committee’s recommendation or how to withdraw any tender of their shares may call the Special Committee’s information agent, Innisfree M&A Incorporated, toll-free at 888-750-5834.

About iBasis

Founded in 1996, iBasis (NASDAQ: IBAS) is a leading wholesale carrier of international long distance telephone calls and a provider of retail prepaid calling services and enhanced services for mobile operators. iBasis customers include KPN, KPN Mobile, E-Plus, BASE, TDC and many other large telecommunications carriers such as Verizon, Vodafone, China Mobile, China Unicom, IDT, Qwest, Skype, Telecom Italia, and Telefonica.  The Company carried approximately 24 billion minutes of international voice traffic in 2008. The Company can be reached at its worldwide headquarters in Burlington, Mass., USA at +1 781-505-7500 or on the Internet at www.ibasis.com.

iBasis is a registered mark of iBasis, Inc. All other trademarks are the property of their respective owners.

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